Exhibit 99.1
Navios South American Logistics Inc. Announces Proposed Private Offering of
$185.0 Million Senior Notes Due 2019
PIRAEUS, GREECE, Mar 31, 2011 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, announced today that its majority owned subsidiary, Navios South American Logistics Inc. (“Navios Logistics”) intends to offer through a private placement, subject to market and other conditions, approximately $185.0 million of senior notes due 2019 (the “Notes”). The Notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. Navios Holdings is not acting as either an obligor or guarantor of the Notes in the offering.
The Notes will be the senior unsecured obligations of Navios Logistics and will rank equal in right of payment to all of Navios Logistics’ existing and future senior unsecured indebtedness, and will rank senior in right of payment to all of Navios Logistics’ existing and future subordinated indebtedness. On the issue date of the Notes, Navios Logistics’ direct and indirect subsidiaries, other than certain identified subsidiaries, are expected to guarantee the Notes on an unsecured senior basis.
The Notes and related guarantees have not been registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold in the United States or to or for the benefit of U.S. persons unless so registered except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws in other jurisdictions. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes and the related guarantees, nor shall there by any sale of the Notes and the related guarantees in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes and related guarantees will be made only by means of a private offering memorandum. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.
About Navios South American Logistics Inc.
Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of a diverse customer base of global petroleum, agricultural and mining companies. Through port terminal, river barge and coastal cabotage operations, the company is focused on providing its customers integrated transportation, storage and related services. For more information about Navios Logistics please visit our website: www.navios-logistics.com.
Forward Looking Statements — Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding completion of the offering. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts:
Investor Relations
Navios Maritime Holdings Inc.
+1.212.906.8643
investors@navios.com